SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935


                                IGS UTILITIES LLC
                                     MGH LLC
                  MOUNTAINEER GAS HOLDINGS LIMITED PARTNERSHIP
                  --------------------------------------------


IGS Utilities LLC ("IGS"), MGH LLC ("MGH"), and Mountaineer Gas Holdings Limited Partnership ("Holdings") each hereby file with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, this statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

         Item 1. Name, State of organization, location and nature of business of
         ------
claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

         IGS is a limited liability company organized under the laws of West Virginia, with its principal corporate office at 400 S. Boston #1000, Tulsa, OK 74103. IGS is a holding company and neither owns nor operates any physical properties. The principal business of IGS is to hold 90.1 percent of the voting interest in MGH.

         MGH is a limited liability company organized under the laws of West Virginia, with its principal corporate office at 400 S. Boston #1000, Tulsa, OK 74103. MGH is a holding company and neither owns nor operates any physical properties. The principal business of MGH is to act as the sole general partner of Holdings. Such general partner interest entitles MGH to receive one percent of the distributions from Holdings following payment of certain loans.

         Holdings is a limited partnership organized under the laws of West Virginia, with its principal corporate office at 400 S. Boston #1000, Tulsa, OK 74103. Holdings' principal business is to own 100 percent of Mountaineer Gas Company ("Mountaineer").(1)


-------------------

1. In Holding Company Act Release No. 28035 (Sep. 21, 2005), the Commission approved the transfer of all of the common stock of Mountaineer and certain related utility assets from subsidiaries of Allegheny Energy, Inc. to Holdings.

         Mountaineer is a natural gas distribution company that serves approximately 205,000 retail natural gas customers in West Virginia.


         Item 2. A brief description of the properties of claimant and each of
         ------
its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         Mountaineer owns approximately 4,000 miles of natural gas distribution pipelines. Mountaineer's wholly-owned subsidiary Mountaineer Gas Services, Inc. ("MGS") operates natural gas producing properties, gas gathering facilities, and intra-state transmission pipelines. It also engages in the sale and marketing of natural gas in the Appalachian basin. MGS owns more than 300 natural gas wells and has a net revenue interest in, but does not operate, an additional approximately 100 wells.

         IGS, MGH, Holdings and Mountaineer own no properties for the generation, transmission, or distribution of electric energy for sale.


         Item 3. The following information for the last calendar year with
         ------
respect to claimant and each of its subsidiary public utility companies:

         a) Number of kwh. of electric energy sold (at retail or wholesale) and Mcf. of natural or manufactured gas distributed at retail.

         29 Bcf.

         b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

         None.

         c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         None.

         d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

         26 Bcf.


         Item 4. The following information for the reporting period with respect
         ------
to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Not applicable.

         b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

         Not applicable.

         c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

         Not applicable

         d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Not applicable.

         e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Not applicable.

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


                                    EXHIBIT A

         The consolidating statement of income and surplus and balance sheet of IGS, MGH, and Holdings required to be filed as Exhibit A have not been finalized. When they are ready, copies of the financial statements will be filed with the Securities and Exchange Commission as an amendment to this filing.

         The above-named claimants have caused this statement to be duly executed on their behalf by its authorized officer on this 30th day of September, 2005.

IGS Utilities LLC                             MGH LLC

By:     /s/ Tom M. Taylor                     By:     /s/ Tom M. Taylor
      -----------------------------------          -----------------------------
Name:   Tom M. Taylor                         Name:   Tom M. Taylor
Title:  Manager                               Title:  Authorized Person


Mountaineer Gas Holdings Limited Partnership
By:   MGH LLC, as sole general partner

By:      /s/ Tom M. Taylor
      -----------------------------------
Name:   Tom M. Taylor
Title:  Authorized Person


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Tom M. Taylor
         Manager & Member
         400 S. Boston #1000
         Tulsa, OK  74103





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